SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑      Form 40-F  ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

•	Press release dated October 18, 2007;
•	Press release dated October 22, 2007;
•	Press release dated October 23, 2007;
•	Press release dated October 25, 2007;
•	Notice relating to trading of Enel shares by Senior Management dated October 9, 2007.

Press release
ENDESA APPOINTS A NEW BOARD OF DIRECTORS
Madrid, October 18, 2007 — Enel announces that the Board of Directors of Endesa, held today, has appointed a number of new board members, in order to align its composition to the ownership structure resulting from the successful outcome of the public tender offer launched by Enel and Acciona over 100% of the share capital of Endesa.
Therefore the Endesa’s Board of Directors is now composed by:
•	Jose Manuel Entrecanales, appointed Director and Executive Chairman;

•	Andrea Brentan (International Division Business Development and M&A Vice President of Enel), appointed Director and Deputy Chairman;

•	Rafael Miranda Robredo, confirmed in his role as Chief Executive Officer;

•	Carmen Becerril Martínez, Luigi Ferraris (Accounting, Planning and Control Vice President of Enel), Claudio Machetti (Finance Vice President of Enel), Valentín Montoya Moya and Esteban Morrás Andrés, appointed as Directors;

•	Fernando D’Ornellas Silva and Francisco de Borja Prado Eulate, confirmed as Directors.

Press release
SLOVENSKÉ ELEKTRÁRNE CONCLUDED THE BIGGEST CORPORATE FINANCING IN THE HISTORY OF SLOVAKIA
•	EUR 800 million as part of the financing of the investment plan.

•	Due to improved financial and economic outlook, Slovenské elektrárne obtained credit under very favourable conditions.

•	An international bank consortium is granting the facility for 7 years.
Bratislava, October 22, 2007 — Slovenské elektrárne, a.s. concluded a revolving credit line for seven years in the amount of EUR 800 million, or approximately SKK 27.3 billion. It is the highest company financing in the history of Slovakia. The largest power generating company in Slovakia will use these credit lines as part of the financing of its investments which will reach SKK 110 billion by 2013.
Credit will be granted to Slovenské elektrárne by a consortium consisting of nine banks. Transaction was subscribed by five MLAs (Mandated Lead Arrangers) — ING, Calyon, MIZUHO, Intesa San Paolo and KBC/ČSOB. On the transaction are participating Lead Arranger Slovenská sporiteľňa and three Junior Arrangers — Komerční banka Praha, Komerčná banka Bratislava and Dexia.
Slovenské elektrárne, a.s. was granted this credit without any guarantee from its parent company Enel, now the second largest utility in Europe. Thanks to increased efficiency of operations, reduction of the Company’s net financial debt1 and rating upgrade the investment grade2, Slovenské elektrárne has been granted a credit under very favourable conditions, the Euribor applicable for the relevant period of utilization plus a 0.325% spread. Expected start of gradual drawing of the credit is planned for 2008.

[1]	Net Debt of Slovenské elektrárne, a.s. in the period April 2006-September 2007 was reduced from SKK 33.7 billion to SKK 20.4 billion, which means a reduction of almost 40%.

[2]	In April 2007 international rating agency Fitch increased the rating of Slovenské elektrárne, a.s. from BB+ to BBB-, awarding the Company with an investment grade rating.

Press release
THE SPANISH MINISTRY OF INDUSTRY, TOURISM AND TRADE UPHOLDS PARTIALLY THE ADMINISTRATIVE APPEAL FILED BY ENEL AND ACCIONA AGAINST CERTAIN CONDITIONS IMPOSED BY THE CNE ON PUBLIC TENDER OFFER OVER ENDESA
Rome, October 23, 2007 — The Spanish Ministry of Industry, Tourism and Trade notified yesterday the partial approval of the administrative appeal filed by Acciona, S.A. (Acciona) and Enel Energy Europe S.r.l. (EEE) on August 3, 2007 against certain of the 12 conditions imposed by Resolution of the Board of Directors of the Spanish National Energy Commission (CNE) dated July 4, 2007, by means of which certain conditions were imposed against the acquisition of the capital of Endesa, S.A. (Endesa) by the appellants through the public tender offer recently completed.
Following the decision of the Spanish Ministry of Industry, Tourism and Trade, the administrative authorization of the public tender offer of Acciona and EEE over Endesa is subject to the following conditions:
“ONE.- Acciona and Enel shall keep Endesa as an autonomous enterprise with full operational responsibility in complying with its business plan, and as the parent company of its group, keeping its own brand, registered office, Directors and effective management and decision-making centre in Spain.
TWO.- The applicants must keep Endesa duly capitalised. To that effect, the Endesa Group must keep its debt service ratio through a net financial debt/EBITDA below 5.25, for a period of three years after taking control of Endesa. The applicants must report on compliance with said ratio to the National Energy Commission on a quarterly basis.
THREE.- Acciona and Enel shall undertake and carry out, through the control they have over Endesa, all the investments in regulated gas and electricity activities, for both transport and distribution, foreseen in: (1) the latest investment plans announced by this company for the 2007-2011 period relating to this Resolution, (2) the document called Plans for the gas and electricity sectors. Development of the transport networks 2002-2012 (“Planificación de los sectores de gas y de electricidad. Desarrollo de las redes de transporte 2002-2012”), approved by the Council of Ministers and submitted to

Parliament, as well as in the (3) Framework report on demand of electric power and natural gas and how to meet it (“Informe Marco sobre la demanda de energía eléctrica y gas natural y su cobertura”) of the CNE.
This duty is understood to be without prejudice to the possible adjustment, if duly justified, of the investment plans of Endesa, to the regulatory conditions in the terms foreseen in the applicable provisions.
During the 2007-2011 period, the Endesa Group companies that engage in regulated activities may only pay out dividends when the resources generated by them (defined as the cash flow or the net profit for the year plus amortisation charges) suffice to meet both their investment commitments and the borrowings foreseen to be repaid in the relevant period.
FOUR.- Given the special characteristics of the nuclear assets from the point of view of public safety, Acciona and Enel, in exercising control of Endesa, must undertake to observe and keep unchanged the duties and regulations in force on nuclear energy and specifically compliance with those codes and agreements with the rest of the partners in the management of the nuclear power stations regarding safety and uranium supplies. To that effect, Acciona and Enel shall report to the CNE annually on any incidents that have affected production.
FIVE.- Acciona and Enel shall make sure, during a period of five years after the acquisition of Endesa, that the aggregate annual consumption of domestic coal by each station owned by Endesa that currently consumes such coal, shall not be less than the aggregate annual volumes foreseen to be consumed by said facilities under the National Mining Industry Plan for the 2006-2012 period, insofar as the current conditions and circumstances remain unchanged.
SIX.- Acciona and Enel shall keep within the Endesa Group, for a period of five years after taking control of Endesa, the companies that currently manage the generating, transport and distribution assets of the electricity systems of island and extra-peninsular areas.
SEVEN.- The CNE may demand that the Government, pursuant to the provisions of Section 10 of Act Nº 54/97, of November 27, 1997, and Section 101 of Act Nº 34/98, of October 7, 1998, take the measures mentioned in said provisions to assure power supplies in emergency situations relating to a shortfall in these or to a certain risk threatening them, or in the event of a shortage of supplies of one or more energy sources.”

Press release
ENEL INCREASES ITS STAKE IN THE RUSSIAN OPERATOR OGK-5 TO 37.15%
Through this transaction valued approximately 10.8 billion rubles, Enel Investment Holding will exceed the 30% threshold and is about to launch a public tender offer over the entire share capital of the first ever Russian generation company acquired by an international Group.
Rome, October 25, 2007 — Enel S.p.A. (Enel) announces that its wholly-owned Dutch subsidiary Enel Investment Holding B.V. (EIH) late yesterday night entered into an agreement for the purchase from Credit Suisse of approximately 2,529.4 million shares of the Russian generation company OAO OGK-5 (OGK-5), representing approximately 7.15% of the company’s share capital at the price of 4.2574 rubles per share, for a total consideration of approximately 10,769 million rubles (equal to approximately 304 million euro at the current exchange rate of 35.4 rubles for 1 Euro). The completion of the transaction, consistently with the Russian provisions of law and regulations, will occur in the coming days with the registration of the transfer of the shares.
EIH already owned a 29.99% stake of OGK-5’s share capital. Upon completion of the above mentioned acquisition, EIH will hold therefore approximately 37.15% of OGK-5’s share capital and, having overcome the threshold of the 30% of OGK-5’s share capital, EIH will be committed, in compliance with Russian laws and regulations, to launch a public tender offer over the entire share capital of the Russian generation company.
The market will be promptly informed about the price per share offered under the offer, the timing and other terms of the public offer, as soon as the relevant documentation shall be approved by the relevant Authority (FSFR). In particular, for the time being, the price per share, as per the applicable Russian laws and regulations, cannot be lower than 4.4275 rubles, the latter being the highest share purchase price paid by the offeror over the last six months.
Set up in 2004 as part of the industry reform policy, OGK-5 is one of six wholesale generation companies in Russia where the privatization process is underway. Its four thermal plants are strategically located in some of the most developed and fastest growing regions of the country and include:
•	2,400 MW of gas-fired capacity at Konakovskaya GRES in the Tver Region (Central Russia);

•	1,290 MW of gas-fired capacity at Nevinnomysskaya GRES in the Stavropol Region (Southern Russia);

•	3,800 MW of coal-fired capacity at Reftinskaya GRES in the Sverdlovsk Region (Urals);

•	1,182 MW of gas-fired capacity at Sredneuralskaya GRES in the Sverdlovsk Region (Urals).
In the first half of 2007 OGK-5 posted revenues of 13,748 million rubles, an operating profit of 1,370 million rubles and a net income of 1,200 million rubles.
This additional shareholding acquisition in OGK-5 is part of Enel’s strategy aimed at strengthening the Group’s position on the Russian market, where Enel was the first non-Russian player to be awarded generation assets coming from the ongoing liberalization and privatization process of the electricity sector.
In Russia now Enel is a vertically integrated Group. In addition to the stake owned in OGK-5, Enel Group currently owns 40% of the Severnaya Energia consortium (owned by Eni for the remaining 60% and previously named Enineftegaz). The consortium acquired several promising assets in the gas field (OAO Arcticgaz, Urengoil, OAO Neftegaztechnologia). Moreover Enel Group holds 49.5% of RusEnergosByt, one of the country’s independent electricity supplier.
On November 8, on the occasion of the conference call to comment on Enel’s Group nine months results, the CEO Fulvio Conti will present a strategic update dedicated to the Russian market.

Notice relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Declarer: Giovanni Mancini	Title: Head of Energy Management — Generation & Energy Management Division
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received in
Date	Transaction [3]	instrument [4]	ISIN code	Quantity	Unit price	the transaction	Source [5]
October 9, 2007	V	AZO Enel	IT0003128367	20,000	€8.135	€162,700.00	MERC-SO
							(strike price:
							€6.242)

Sub-TOTAL (A) [6]						€162,700.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the
Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying
		Financial			financial
		instrument	Type of		instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
Date	Transaction [7]	[8]	right [9]	ISIN code	[10]	Qty	Unit price	Amount	Qty	Unit price	Amount	[11]
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B) [12]											0

TOTAL (A) + (B)											€162,700.00

[3]	Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
X = Exchange.

[4]	Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preference shares;
AZR = saving shares;
OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;
EQV = other financial instruments, equivalent or representative of shares.
Also indicate the company that issued the financial instrument involved in the transaction.

[5]	Indicate the origin of the transaction:
MERC-IT = transaction over Italian regulated market;
MERC-ES = transaction over foreign regulated markets;
FMERC = off-market transaction and blocks;
CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;
MERC-SO = transaction over regulated market concurrent to exercise of stock option – stock grant;
ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);
ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).

[6]	Indicate the total amount of the transactions listed in the form.

[7]	Indicate the type of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.

[8]	Indicate the type of financial instrument involved in the transaction:
W = warrant;
OBW = bond cum warrant;
SD = securitised derivative;
OPZ = option;
FUT = future contract;
FW = forward contract;
OS = structured bond;
SW = swap;
DIR = rights.

[9]	Indicate the category of derivative financial instrument involved in the transaction (only for options):
CE = call European style;
PE = put European style;
CA = call American style;
PA = put American style;
O = other, in which case specify.

[10]	Indicate the underlying financial instrument (share).

[11]	Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[12]	Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: October 25, 2007